                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                              (Amendment No. 1)*


                           VECTRA TECHNOLOGIES, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   922399100
                                 (CUSIP Number)

                              Jilaine Hummel Bauer
                   Senior Vice President and General Counsel
                            Heartland Advisors, Inc.
                            790 N. Milwaukee Street
                              Milwaukee, WI 53202
                                  414-347-7777
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 March 3, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------
  CUSIP NO. 922399100                13D
-----------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               HEARTLAND ADVISORS, INC.
               #39-1078128
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS (See Instructions)
 4        00

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      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6             WISCONSIN, U.S.A.

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                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          0

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions).
      [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13        0.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
               IA
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

CUSIP No. 922399100                  13D


Heartland Advisors, Inc. (HAI) hereby amends, as set forth below, its Statement on Schedule 13D filed on October 16, 1997 (the "Statement") relating to the
Shares of Vectra Technologies, Inc.   Capitalized terms used herein that are not
otherwise defined shall have the meanings given to them in the Statement.

Item 5. Interest in Securities of the Issuer.

The response to Item 5 is amended and restated in its entirety as follows:

     (a), (b), and (d)   Not applicable
     (c) Since filing the Statement, HAI effected the following transactions on behalf of the Accounts:

       Date of Transaction    No. of Shares Sold or    Price per      Type of
       -------------------         Transferred           Share      Transaction
                              ---------------------      -----      -----------
             10/28/97             8,000 Shares           $0.03      Open-market
               3/3/98             40,000 Shares          $0.03      Open-market
              3/11/98             12,000 Shares          $0.03      Open-market
              3/31/98             5,000 Shares           $0.01      Open-market
              3/11/98             25,000 Shares          $0.03      Open-market
              3/11/98             9,000 Shares           $0.03      Open-market
              3/31/98             650,000 Shares         $0.01      Open-market
              3/31/98             723,500 Shares         $0.01      Open-market
              3/31/98             35,000 Shares            N/A      Transfer out

To the best knowledge of HAI, none of the persons named in Schedule A hereto has effected any transaction in Shares since filing the Statement.

     (e) HAI ceased to be the beneficial owner of more than five percent of the Shares on March 31, 1998.

                                   SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: May 12, 1998

                        HEARTLAND ADVISORS, INC.
                        By: PATRICK J. RETZER
                             Patrick J. Retzer
                             Senior Vice President/Treasurer

                                  Schedule A
                                  ----------

     Schedule A is amended and restated in its entirety as follows:

     The name and present principal occupation or employment of each executive officer and director of HAI are set forth below. The business address of each person is 790 N. Milwaukee Street, Milwaukee, WI 53202. All of the persons listed below are U.S. citizens.

                      Name                                          Principal Occupation
                      ----                                          --------------------
     William J. Nasgovitz                                   Director, President,  Heartland Advisors, Inc.;
                                                            Director, President, Heartland Group, Inc.

     Patrick J. Retzer                                      Director, Senior Vice President/Treasurer,
                                                            Heartland Advisors, Inc.; Director, Vice
                                                            President/Treasurer, Heartland Group, Inc.

     Jilaine H. Bauer                                       Senior Vice President and General Counsel,
                                                            Heartland Advisors, Inc.

     Kenneth J. Della                                       Chief Financial Officer, Heartland Advisors,
                                                            Inc.

     Lois J. Schmatzhagen                                   Secretary, Heartland Advisors, Inc.; Secretary,
                                                            Heartland Group, Inc.

     Kevin D. Clark                                         Senior Vice President - Trading, Heartland
                                                            Advisors, Inc.

     Eric J. Miller                                         Senior Vice President, Heartland Advisors, Inc.

     Paul T. Beste                                          Investment Operations Officer, Heartland
                                                            Advisors, Inc.; Principal Accounting Officer,
                                                            Heartland Group, Inc.